SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Automatic Data Processing, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

053015103

(CUSIP Number)

Stephen Fraidin, Esq.

Steve Milankov, Esq.

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

(212) 813-3700

With a copy to:

Richard Brand, Esq.

Gregory Patti, Esq.

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, New York 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053015103

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 36,803,675
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 36,803,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,803,675
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	This calculation is based on 444,421,611 shares of Common Stock outstanding as of September 8, 2017 as reported in the Issuer’s Definitive Additional Materials on Schedule 14A filed on September 12, 2017.

CUSIP No. 053015103

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 36,803,675
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 36,803,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,803,675
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This calculation is based on 444,421,611 shares of Common Stock outstanding as of September 8, 2017 as reported in the Issuer’s Definitive Additional Materials on Schedule 14A filed on September 12, 2017.

CUSIP No. 053015103

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 36,803,675
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 36,803,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,803,675
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This calculation is based on 444,421,611 shares of Common Stock outstanding as of September 8, 2017 as reported in the Issuer’s Definitive Additional Materials on Schedule 14A filed on September 12, 2017.

This amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to the Schedule 13D filed on August 7, 2017 (the “Original Schedule 13D,” as amended and supplemented through the date of this Amendment No. 3, the “Schedule 13D”) by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), and (iii) William A. Ackman, a citizen of the United States of America (together with Pershing Square and PS Management, the “Reporting Persons”) relating to the common stock, par value $0.10 per share (the “Common Stock”), of Automatic Data Processing, Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 3, the Schedule 13D is unchanged.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“On September 15, 2017, Pershing Square sent a letter to the board of directors of the Issuer. The letter is attached hereto as Exhibit 99.9 and incorporated by reference in this Item 4 in its entirety.”

Item 5.	Interest in Securities of the Issuer

Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following information:

“(c) Exhibit 99.2 to the Original Schedule 13D and Exhibit 99.7 to Amendment No. 1, both of which are incorporated by reference into this Item 5(c) as if restated in full, describe all of the transactions in the Common Stock or derivatives relating to Common Stock that were effected in the past 60 days by the Reporting Persons for the benefit of the Pershing Square Funds. Except as set forth in Exhibit 99.2, Exhibit 99.7, and as described in Amendment No. 1 with respect to the Nominee Subject Shares, no reportable transactions were effected by any Reporting Person within the last 60 days.”

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibit:

Exhibit 99.9	Letter, dated September 15, 2017.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2017

PERSHING SQUARE CAPITAL MANAGEMENT, L.P. By: PS Management GP, LLC, its General Partner

By	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of August 7, 2017, among Pershing Square, PS Management and William A. Ackman.*

Exhibit 99.2	Trading data.*

Exhibit 99.3	Form of Confirmation for Forward Purchase Contracts.*

Exhibit 99.4	Form of Confirmation for Call Options.*

Exhibit 99.5	Notification Letter, dated as of August 7, 2017.*

Exhibit 99.6	Press Release, dated as of August 7, 2017.*

Exhibit 99.7	Trading data.*

Exhibit 99.8	Letter, dated September 7, 2017.*

Exhibit 99.9	Letter, dated September 15, 2017.

*	Previously Filed